

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

August 31, 2015

Stephen S. Trevor
President and Chief Executive Officer
Boulevard Acquisition Corp. II
399 Park Avenue, 6th Floor
New York, NY 10022

>   **Re: Boulevard Acquisition Corp. II**
>   **Registration Statement on Form S-1**
>   **Filed August 4, 2015**
>   **File No. 333-206077**

Dear Mr. Trevor:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Summary, page 1

Prospective Cover Page

2.   We note that you will apply to list your units on the NASDAQ Capital Markets. We also note that you cannot guarantee that your securities will be approved for listing on

NASDAQ. Please advise how you will inform shareholders if you are not approved for listing on NASDAQ.

The Offering, page 8

3.   Briefly describe the bases upon which Citigroup may make the determination to accelerate the separate trading of the common stock and the warrants prior to the 52-day period initially established.

4.   We note that up to 1,312,500 founder shares are subject to forfeiture by the initial stockholders depending on the extent to which the underwriters exercise their over-allotment option. Please clarify your disclosure to state, if true, that the purpose of issuing shares subject to forfeiture is to ensure that the sponsor's ownership percentage is equal to 20% of the issued and outstanding shares of common stock.

Risk Factors, page 29

5.   We note that in risk factors on pages 31, 34 and 35, you contemplate circumstances under which public stockholders may only receive $10.00 per share. Please clarify the disclosures in these risk factors to address whether it is possible that public stockholders may receive less than $10.00 per share. For example, we note the last risk factor on page 36 states that the per share redemption amount received by public stockholders could be less than the $10.00 per share initially held in the trust account due to creditor claims.

6.   We note that distributions to investors who properly redeem their shares will not be reduced by the deferred underwriting commissions. Since underwriting commissions will not be adjusted if shares are redeemed, please disclose in a risk factor and elsewhere, as appropriate, the dilution that may result from the payments to the redeeming stockholders. Please also clarify whether the amount of the deferred underwriting commissions could change as a result of redemptions.

7.   Please tell us whether you may enter into a business combination with a business or businesses of foreign companies. If applicable, please include risk factors that address the risks of acquiring a foreign company including currency risks and withholding tax issues.

NASDAQ may delist our securities from trading on its exchange, page 33

8.   We note that you cannot guarantee that your securities will be approved for listing on NASDAQ. Please revise the heading of this risk factor to clarify that your securities have not been approved for listing on NASDAQ.

Our warrants may have an adverse effect on the market price, page 53

9.   We note that there are restrictions on the exercise rights of the public offering warrant holders and the private placement warrants. We also note your statement on page 15 that "If the private placement warrants are held by holders other than their initial purchasers or their permitted transferees, the private placement warrants will be redeemable by us and exercisable by the holders on the same basis as the warrants included in the units being sold in this offering." Please clarify in the second paragraph that the right to exercise the warrants offered in the public offering are conditioned upon the existence of an effective registration statement unless the warrants are exercised on a cashless basis.

Use of Proceeds, page 58

10.   We note that assuming the underwriters do not exercise their over-allotment option, you intend to deposit $350.0 million into a trust account, which represents the total aggregate amount of the proceeds received in the offering. We also note your disclosure on page 17 that the net proceeds of this offering not held in the trust account is $2,000,000. Please reconcile your disclosures and clarify here the sources of funds needed to pay the underwriting proceeds, $850,000 in other offering expenses, and $2,000,000 not held in the trust account.

Management, page 100

11.   Please disclose Mr. Trevor's employment in 2011, prior to assuming his role as portfolio manager for Avenue Capital Group. Refer to Item 401(e)(1) of Regulation S-K.

Description of Securities, page 115

Warrants, page 119

Public Stockholders' Warrants, page 119

12.   Disclosure on page 11 of your filing states that you will not redeem warrants issued as part of your proposed offering unless an effective registration statement under the Securities Act covering the shares of common stock issuable upon exercise of these warrants is effective and a current prospectus relating to those shares of common stock is available throughout the 30-day redemption period. Please include similar language as part of the disclosure in this section of your filing.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725, or Ethan Horowitz, Branch Chief, at (202) 551-3311, if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844, or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief
Office of Natural Resources